EXHIBIT 99.1 to
                                  FORM 12b-25


December 28, 1998

The Earthgrains Company Employee Stock Ownership/401(k)Plan
8400 Maryland Avenue
St. Louis, MO 63105

Ladies and Gentlemen:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated December 28, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of The Earthgrains Company Employee Stock Ownership/401(k) Plan (Registrant) on or before the date the Form 11-K of the Registrant for the year ended June 30, 1998 is required to be filed.

We were unable to obtain the necessary information in a timely manner to facilitate the completion of our audit report. This information could not be obtained without incurring unreasonable effort and expense to the Registrant.

Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

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